UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Nami Corp
(Name of Issuer)

Common stock
(Title of Class of Securities)

62987R107
(CUSIP Number)

1 Lorong Air Putih 106, Air Putih, 25300 Kuantan, Pahang, Malaysia +6016 923 7727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liew Chin Loong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based upon 1,426,927,346 shares of Common Stock issued and outstanding as of August 5, 2019.

Item 1. Security and Issuer

This statement relates to the receiving by the Reporting Person of 75,000,000 Shares of the common stock, $.001 par value (the “Shares”), in our stock dividend distribution of Nami Corp (the “Issuer”), having its principal executive offices at Unit M2-3, Level M2, The Vertical Podium, Avenue 3, Bangsar South City, No 8 Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia.

Item 2. Identity and Background

(a)	The reporting person for purposes of this statement is Liew Chin Loong (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1 Lorong Air Putih 106, Air Putih, 25300 Kuantan, Pahang, Malaysia.

(c)	The Reporting Person’s principal business is that of investing in other business entities.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The citizenship of the Reporting Person is Malaysia.

Item 3. Source and Amount of Funds or Other Considerations

On March 26, 2015, GMCI Corp (“GMCI”) entered into a Share Exchange Agreement (the “SBS Agreement”) with all of the shareholders, including the Reporting Person, of SBS Mining Corp. Malaysia Sdn. Bhd. (“SBS”), a Malaysian corporation whose primary business is mining and exploration of properties located in Malaysia. Pursuant to the SBS Agreement, GMCI acquired 90,000 shares of capital stock of SBS from the Reporting Person and in exchange issued 75 million GMCI restricted shares of its common stock to the Reporting Person. The source of the funds, in the aggregate sum of RM 90,000, used by the Reporting Person to acquire 90,000 SBS shares in exchange for the 75,000,000 GMCI shares of common stock dated March 26, 2015 to which this statement relates was personal funds. On July 12, 2018, Nami Corp completed a reverse acquisition transaction through a share exchange with GMCI, the sole SBS shareholder, whereby Nami acquired 100% of the outstanding common shares of SBS from GMCI and GMCI becomes a majority shareholder of Nami. On August 21, 2018, GMCI approved and declared a dividend of restrictive shares of Nami to the stockholders of GMCI, on a pro rata basis, determined in accordance with the number of shares of capital stock of GMCI held by such stockholders, thereby transferring ownership of 100% of the outstanding restricted shares of Nami owned directly by GMCI to the stockholders of GMCI, including the Reporting Person. The Reporting Person received 75 million NAMI shares on a pro rata basis through the GMCI dividend distribution.

Item 4. Purpose of Transaction

The acquisition of the securities by Reporting Person was for private investment purposes.

(a-j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person’s percentage ownership of Common Stock is based on 1,426,927,346 shares being outstanding. The Reporting Person beneficially owns 75,000,000 shares of Common Stock of the Issuer equivalent to approximately 5.26% of such class.

(b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has sole voting and dispositive power over the 75,000,000 shares of Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/05/2019
Dated

/s/ Liew Chin Loong
Signature

Liew Chin Loong
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).